UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                               THOMAS GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    884402108
                                 (CUSIP Number)

                           HOLLYBANK INVESTMENT, L.P .
                       ONE INTERNATIONAL PLACE, SUITE 2401
                                BOSTON, MA 02110
                                 (617) 310-5110
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


  SCHEDULE 13D
  CUSIP No. 884402108                                  PAGE 2 OF 11 PAGES


----------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     Hollybank Investment, L.P.
----------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)   ( )
                                                                                           (b)   (X)
----------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*
                     00
----------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
                     2(e)                                                                         ( )
----------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
----------------------------------------------------------------------------------------------------------------------
NUMBER OF            7             SOLE VOTING POWER
SHARES                             765,457
BENEFICIALLY
OWNED BY             -------------------------------------------------------------------------------------------------
                     8             SHARED VOTING POWER
EACH                               None
REPORTING
PERSON WITH          -------------------------------------------------------------------------------------------------
                     9             SOLE DISPOSITIVE POWER
                                   765,457
                     -------------------------------------------------------------------------------------------------
                     10            SHARED DISPOSITIVE POWER
                                   None
----------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     765,457
----------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        ( )
----------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     18.4%   (See Note 1)
----------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*
                     PN

----------------------------------------------------------------------------------------------------------------------

                *   SEE INSTRUCTIONS BEFORE FILLING OUT!
         Note 1 - This percentage is based on 4,161,000 shares of common stock outstanding as of May 8, 2001.



  SCHEDULE 13D
  CUSIP No. 884402108                                  PAGE 3 OF 11 PAGES

----------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     Thistle Investment LLC
----------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)   ( )
                                                                                           (b)   (X)
----------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*
                     00
----------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
                     2(e)                                                                         ( )
----------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
----------------------------------------------------------------------------------------------------------------------
NUMBER OF            7             SOLE VOTING POWER
SHARES                             77,400
BENEFICIALLY
OWNED BY
             -------------------------------------------------------------------------------------------------
                     8             SHARED VOTING POWER
EACH                               None
REPORTING            -------------------------------------------------------------------------------------------------
PERSON WITH          9             SOLE DISPOSITIVE POWER
                                   77,400
                     -------------------------------------------------------------------------------------------------
                     10            SHARED DISPOSITIVE POWER
                                   None

----------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     77,400
----------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                               ( )
----------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.9%   (See Note 1)
----------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*
                     OO

----------------------------------------------------------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
         Note 1 - This percentage is based on 4,161,000 shares of common stock outstanding as of May 8, 2001.


  SCHEDULE 13D
  CUSIP No. 884402108                                  PAGE 4 OF 11 PAGES


----------------------------------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Dorsey R. Gardner
----------------------------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)  ( )
                                                                                                   (b)  (X)

----------------------------------------------------------------------------------------------------------------------
3                  SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS*
                   00
----------------------------------------------------------------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or
                   2(e)                                                                           ( )
----------------------------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
----------------------------------------------------------------------------------------------------------------------
                   7             SOLE VOTING POWER
NUMBER OF                        106,800XX
SHARES                           XX Please refer to Item 5, page 7 for disclaimer of  beneficial ownership
BENEFICIALLY
                   ---------------------------------------------------------------------------------------------------
OWNED BY           8             SHARED VOTING POWER
EACH                             None
REPORTING
PERSON WITH
                   ---------------------------------------------------------------------------------------------------
                   9             SOLE DISPOSITIVE POWER
                                 106,800XX
                                 XX Please refer to Item 5, page 7 for disclaimer of  beneficial ownership
                   ---------------------------------------------------------------------------------------------------
                   10            SHARED DISPOSITIVE POWER
                                 None
----------------------------------------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   106,800XX

                   XX Please refer to Item 5, page 7 for disclaimer of beneficial ownership
----------------------------------------------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            (X)
----------------------------------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.6%XX    (See Note 1)

                   XX Please refer to Item 5, page 7 for disclaimer of beneficial ownership
----------------------------------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON*
                   IN
----------------------------------------------------------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
         Note 1 - This percentage is based on 4,161,000 shares of common stock outstanding as of May 8, 2001.

  SCHEDULE 13D
  CUSIP No. 884402108                                  PAGE 5 OF 11 PAGES



ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Thomas Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 5221 North O'Connor Boulevard, Suite 500, Irving, Texas 75039-3714

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Statement are Hollybank Investment, L.P., a Delaware limited Partnership ("LP"), Thistle Investment LLC, a Delaware limited liability company ("LLC") and Dorsey R. Gardner, a citizen of the United States and the general partner of LP and managing member of LLC ("Gardner") (sometimes referred to herein collectively as the "Reporting Persons"). The business address of Gardner, LP and LLC is c/o Kelso Management Company, Inc., One International Place, Suite 2401, Boston, Massachusetts 02110. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnerhsip under the laws of Delaware. LLC was organized on January 21, 1999 and is authorized to conduct any business which may be legally conducted by a limited liability company under the laws of Delaware. As of the date hereof, the sole business of each LP and LLC is securities investment. During the last five years, neither Gardner, LP nor LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemenaors), nor has Gardner, LP or LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner, LP or LLC was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Neither LP, LLC nor Gardner have purchased Shares in addition to those Shares previously reported on Schedule 13D filed with the Securities Exchange Commission on August 8, 2000. LP and LLC used their respective working capital for the purchase of their respective Shares, while Gardner used his personal funds for the purchases of his Shares.

  SCHEDULE 13D
  CUSIP No. 884402108                                  PAGE 6 OF 11 PAGES



ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons make investments in undervalued companies. In the ordinary course of their activities, the Reporting Persons analyze the operations, capital structure and markets for products and services of the companies in whose securities they invest (including those of the Company) on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In the course of engaging in these activities the Reporting Persons may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the actions or transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

         With regards to the Company, all of the Shares reported in previous filings were purchased and held by the Reporting Persons for investment purposes. The Reporting Persons are, however, disappointed with the performance of the Company and its Shares as well as the instability of the market in general. Accordingly, the Reporting Persons are amending their Schedule 13D filing to, among other reasons, give notice of a plan by LP and LLC to (i) dispose of the Shares on the open market or in private transaction(s), or (ii) distribute the securities in kind to their respective partners and members. Both LP and LLC have notified its respective partners and members with respect to this potential disposition of Company Shares.

         With respect to Shares beneficially owned by him, Gardner intends to pursue conversations with one or more third parties, including, but not limited to, the Company's Board of Directors, officers, employees and affiliates of the Company, and other holder's of the Company's Shares, interested in discussing the possibility of an action or transaction of the type described in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of Shares directly held by Gardner, disposing of one or more businesses of the Company, selling the Company, changing the management of the Company, changing operating or marketing strategies of the Company and/or restructuring the Company's capitalization or dividend policy. Although Gardner has no plans or proposals that relate to actions or transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, based on the Company's performance and depending upon further evaluation of the Company's business and prospects, and upon future developments (including, without limitation, performance of the Company's Shares in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), Gardner could support one or more of the actions or transactions described in clauses (a) through (j) of Item 4 of

  SCHEDULE 13D
  CUSIP No. 884402108                                  PAGE 7 OF 11 PAGES



the Schedule 13D form. In addition, Gardner may acquire additional Shares or dispose of all or a portion of his Shares at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(i) As of the date of this Statement, LP is the beneficial owner of 765,457 Shares (approximately 18.4% of the 4,161,000 outstanding Shares on May 8, 2001, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed May 11, 2001). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

         (ii) As of the date of this Statement, LLC is the beneficial owner of 77,400 Shares (approximately 1.9% of the 4,161,000 outstanding Shares on May 8, 2001, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed May 11, 2001). Gardner, as managing members of LLC, may be deemed to beneficially own Shares beneficially owned by LLC. Except to the extent of his interest as a member in LLC, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LLC and covered by this Statement.

         (iii) As of the date of this Statement, Gardner beneficially owns 106,800 Shares (approximately 2.6% of the 4,161,000 outstanding Shares on May 8, 2001, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed May 11, 2001). Except to the extent of his interest as a limited partner in LP and member of LLC, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP and LLC, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

         (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. LLC has the sole voting power and sole investment power with respect to the Shares reported in (a)(ii) above. Gardner has sole voting power and sole investment power with respect to the Shares listed in (a)(iii) above.

             (c)   (i)   LP has,  during the past 60 days,  not effected any
                         Share transactions.

                   (ii) LLC has, during the past 60 days, not effected any Share transactions.

                   (iii) Gardner has,  during the past 60 days, not effected any
                         Share transactions.

  SCHEDULE 13D
  CUSIP No. 884402108                                  PAGE 8 OF 11 PAGES



         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as discussed in Item 4 herein, there are no contracts, arrangement, understandings or relationships (legal or otherwise) between LP, LLC or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following document is filed herewith as an exhibit to this statement:

         (a)      Joint Filing Agreement

  SCHEDULE 13D
  CUSIP No. 884402108                                  PAGE 9 OF 11 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     HOLLYBANK INVESTMENT, L.P.


                                     By:  /s/  DORSEY R. GARDNER
                                          ----------------------------
                                              Dorsey R. Gardner
                                              General Partner


                                     THISTLE INVESTMENT LLC


                                     By:  /s/  DORSEY R. GARDNER
                                          ----------------------------
                                              Dorsey R. Gardner
                                              Managing Member


                                          /s/  DORSEY R. GARDNER
                                          ----------------------------
                                               Dorsey R. Gardner


Date:  June 27, 2001

  SCHEDULE 13D
  CUSIP No. 884402108                                  PAGE 10 OF 11 PAGES



                                  SCHEDULE 13D





                                  EXHIBIT INDEX



                          99.1 Joint Filing Agreement